Exhibit 99.1

ALLOT COMMUNICATIONS LTD. ANNOUNCES
A SPECIAL MEETING OF ITS SHAREHOLDERS

        Hod-Hasharon, Israel, January 16, 2007 – Allot Communications Ltd. (NASDAQ: ALLT) (the “Company”), a leading provider of deep packet inspection (DPI) technology for service optimization, today announced that a special meeting (the “Special Meeting”) of its shareholders will be held on Wednesday, February 21, 2007, at 17:00 pm Israel time, at the offices of the Company at 22 Hanagar St., Industrial Zone B, Hod-Hasharon, Israel. The Special Meeting is being called for the following purposes:

(1)	to elect Ms. Nurit Benjamini and Mr. Hezi Lapid as Outside Directors of the Company in accordance with the requirements of the Israeli Companies Law;

(2)	to approve the compensation of the Outside Directors;

(3)	to approve the compensation of Mr. Eyal Kishon, Mr. Yossi Sela and Mr. Shai Saul, in their positions as directors of the Company; and

(4)	to act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. In addition, proposal no. 1 is also subject to the following additional voting requirements:

—	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or

—	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

        Only shareholders of record at the close of business on January 17, 2007 are entitled to notice of, and to vote at, the Special Meeting, or at any adjournment or postponement thereof.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about January 24, 2007, to all shareholders entitled to vote at the Special Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on the Company’s website www.allot.com on or about January 24, 2007.

        In accordance with the Israeli Companies Law-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position paper on its behalf no later than January 27, 2007.

About Allot Communications Ltd.

        Allot Communications (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com

Contact:
Jay Kalish
Executive Director Investor Relations
Tel: +972 9 761 9365
Fax: +972 9 744 3626
Jkalish@allot.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading “Risk Factors” in Allot’s final prospectus for its IPO filed with the Securities and Exchange Commission on November 16, 2006. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.